UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report: August 27, 2010
(Date of earliest event reported)

Timberline Resources Corporation
(Exact name of registrant as specified in its charter)

Commission File Number: 001-34055

Delaware	**82-0291227**
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

**101 East Lakeside Avenue
Coeur d'Alene, Idaho 83814**
(Address of principal executive offices, including zip code)

(208) 664-4859
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Appointment of Director; Compensatory Arrangement of Certain Officers

On August 27, 2010, pursuant to the Registrant's bylaws, the Registrant's Board of Directors appointed Mr. David Poynton as a director to the Company.

Mr. Poynton (56) is a lawyer who was admitted to the Bar of the Province of Ontario, Canada in 1980. Mr. Poynton has over 30 years of legal and business experience, with his law practice focused on the mining and exploration industry. Since November 2008, Mr. Poynton has been an independent legal, business and financing consultant. In addition, from November 2008 through April 2010 and February 2010, respectively, Mr. Poynton was Senior Vice-President, General Counsel and Corporate Secretary for Iberian Minerals Corp. and Cadillac Ventures Inc., both of which are listed on the TSX Venture Exchange in Canada. From November 2002 until November 2008, Mr. Poynton was a partner with the law firm of Cassels Brock and Blackwell LLP. He graduated from law school at the University of Western Ontario after completing undergraduate work at the University of Toronto. Mr. Poynton is a member in good standing of the Law Society of Upper Canada.

Mr. Poynton is not related by blood or marriage to any of the Company's directors or executive officers or any persons nominated by the Company to become directors or executive officers. In the last fiscal year, the Company has not engaged in any transaction in which Mr. Poynton or a person related to Mr. Poynton had a direct or indirect material interest. To the Company's knowledge, there is no arrangement or understanding between any of our officers and directors and Mr. Poynton pursuant to which he was selected to serve as a director.

The Company has entered into a consulting agreement with Mr. Poynton pursuant to which he will provide the Company with certain business and consulting services for compensation of $5,000 per month. The consulting agreement expires in December 2011.

Item 7.01 Regulation FD Disclosure.

On August 30, 2010, Timberline Resources Corporation (the "Company") issued a press release entitled "Timberline Appoints David Poynton as Director". A copy of the press release is attached as Exhibit 99.1 and incorporated herein by reference.

In accordance with General Instruction B.2 of Form 8-K, the information in this report, including the exhibits attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended ("the Exchange Act"), nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01 Financial Statements and Exhibits.

    (d) Exhibits

Exhibit No.	Description
99.1*	Press Release of Timberline Resources Corporation dated August 30, 2010.

    * - Furnished to, not filed with, the Commission pursuant to Item 7.01 above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TIMBERLINE RESOURCES CORPORATION

Date: August 31, 2010

By: /s/ Randal Hardy

Randal Hardy
Chief Executive Officer, Chief Financial Officer
and Director

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release of Timberline Resources Corporation dated August 30, 2010.

Exhibit 99.1

PRESS RELEASE

Timberline Appoints David Poynton as Director

August 30, 2010 – Coeur d'Alene, Idaho – **Timberline Resources Corporation (NYSE Amex: TLR; TSX-V: TBR)** ("Timberline") is pleased to announce that Mr. David Poynton has joined Timberline's Board of Directors. Mr. Poynton brings over 30 years of experience with the mining industry, including the private practice of law, his partnership in a law firm affiliated with Ernst & Young LLP, and recently as a senior executive of two TSX Venture Exchange-listed mining companies.

Paul Dircksen, Timberline's Executive Chairman, said, "We have known and worked with David on various matters over the years, and it is a pleasure to now welcome him to our Board of Directors. He brings unique credentials to us, including valuable experience with the Canadian capital markets and legal environment. We will be working closely with David to execute our Toronto capital markets strategy, and we welcome him to our team."

Mr. Dircksen added, "Having recently completed our acquisition of the South Eureka property in Nevada, Timberline is focused on capitalizing on our expertise in exploration and development, advancing programs at South Eureka and elsewhere, and on our Butte Highlands JV where we are targeting gold production in 2011. With the advancement of these projects, and the positive results at our wholly-owned drilling subsidiary, all supported by robust metal prices, we see a time of exciting growth for Timberline. As a result, we will be executing a new plan for marketing and capital markets awareness for the company. We are currently reviewing and refining our corporate priorities for actively and aggressively growing the company and creating value for our shareholders."

In connection with his appointment, Mr. Poynton has been granted 100,000 options to acquire common shares of Timberline at an exercise price equal to the fair market value of the stock at the time of the grant of US$1.10 per share, vesting immediately, and with a term of five years. Timberline also entered into an agreement with a company controlled by Mr. Poynton to provide consulting services.

In addition, Timberline announced that it has granted a total of 1,285,000 options to officers, directors and employees of the Company pursuant to its incentive stock option plan. The options have an exercise price equal to the fair market value of the stock at the time of the grant of US$0.82 per share, vested immediately, and have a term of five years.

About Timberline Resources

Timberline is a U.S.-based exploration/development company with a focus on advanced-stage precious metals properties. The company's management team has a solid track record of achievement in building successful companies and discovering, exploring, and developing economic mineral deposits. Currently, Timberline has commenced an aggressive exploration program at its South Eureka property, a large drilltested and highly prospective property in Nevada's Battle Mountain – Eureka gold trend. The exploration program includes a review of existing data, additional mapping and sampling, geochemistry and geophysics, 30,000 feet of RC drilling, 5,000 feet of diamond core drilling, and metallurgical testing in order to further define the preliminary economics of the project.

In addition, Timberline has two other business units. First, the company has a 50% carried to production interest at the Butte Highlands Gold Project which is currently in development and targeted to begin gold production in 2011. Work is currently underway at the project with underground development, underground drilling, and a surface exploration program to further develop and confirm the extent of the mineralization.

Secondly, Timberline owns a contract core drilling subsidiary, Timberline Drilling, which focuses on underground core drilling at operating mines and advanced development projects, and also provides surface diamond drilling for exploration projects. This operation provides a steady revenue stream to the company and continues to successfully contribute to the company.

Finally, Timberline is a significant shareholder in Rae-Wallace Mining Company which holds eight prospective gold properties in Peru. Rae Wallace has recently announced a funding and strategic partnership with Fronteer Gold Inc. of Vancouver, Canada.

Timberline is listed on the NYSE Amex where it trades under the symbol "TLR" and on the TSX Venture Exchange where it trades under the symbol "TBR".

Contact Information:
Randal Hardy, CEO
Phone: 208.664.4859